 Room 601, 1 Shui’an South Street, Chaoyang District

Beijing, 100012 People’s Republic of China

January 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd

Registration Statement on Form F-3

File No. 333-268657

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Recon Technology, Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on January 5, 2023, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

By:	/s/ Shenping Yin
Shenping Yin

Chief Executive Officer